Forward-Looking Statements This presentation contains forward-looking information about Inco and the combined company after completion of the transactions described herein that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as "expect(s)", "feel(s)", "believe(s)", "will", "may", "anticipate(s)" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services and projects; statements regarding business and financial prospects; financial multiples and accretion estimates; statements regarding anticipated financial or operating performance and cash flows; statements regarding expected synergies and cost savings, including the timing, from the proposed combination of the two companies; statements concerning possible divestitures; and statements regarding strategies, objectives, goals and targets. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Inco, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed and identified in public filings with the U.S. Securities and Exchange Commission ("SEC") made by Inco and include, but are not limited to: the possibility that approvals or clearances required to be obtained by Inco and Falconbridge from regulatory and other agencies and bodies will not be obtained in a timely manner; the possibility that divestitures required by regulatory agencies may not be acceptable or may not be completed in a timely manner; the possibility that the anticipated benefits and synergies and cost savings from the acquisition or related divestitures cannot be fully realized; the possibility that the costs or difficulties related to the integration of Falconbridge's operations with Inco will be greater than expected; the level of cash payments to shareholders of Falconbridge who exercise their statutory dissenters' rights in connection with the expected eventual combination of the two companies; the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies; business and economic conditions in the principal markets for the companies' products, the supply, demand, and prices for metals to be produced, purchased intermediates and substitutes and competing products for the primary metals and other products produced by the companies, production and other anticipated and unanticipated costs and expenses and other risk factors relating to the metals and mining industry as detailed from time to time in Falconbridge's and Inco's reports filed with the SEC. The forward-looking statements included in this presentation represent Inco's views as of the date hereof. While Inco anticipates that subsequent events and developments may cause Inco's views to change, Inco specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Inco's views as of any date subsequent to the date hereof. Readers are also urged to carefully review and consider the various disclosures in Inco's various SEC filings, including, but not limited to, Inco's Annual Report on Form 10-K for the year ended December 31, 2004, and Inco's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2005 and June 30, 2005. Important Legal Information This presentation may be deemed to be solicitation material in respect of Inco's proposed combination with Falconbridge. Inco will prepare and file, if required, a registration statement on Form F-8, containing a share exchange take-over bid circular to be delivered to the shareholders of Falconbridge, and other documents with the SEC. Falconbridge, if required, will file other documents regarding the proposed merger with the SEC. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to receive the registration statement and Inco's other SEC filings free of charge at the SEC's web site, www.sec.gov or from Inco's media or investor relations departments. Filed by Inco Limited Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Falconbridge Limited Commission File No. 1-11284 Inco Limited Commission File No. 1-1143

Inco - Falconbridge Acquisition Roadshow October 2005

"This presentation will include projections and other forward-looking statements. While these projections and other statements represent our best current judgement, they are subject to risks and uncertainties that could cause actual results to vary, including the risk factors identified in Inco Limited's and Falconbridge Limited's filings with the U.S. SEC, including filings to be made in connection with Inco's Offer for Falconbridge". All dollar amounts in this presentation are expressed in United States currency.

Investor Information This communication is being made in respect of the proposed share exchange takeover bid (the "Offer") by Inco for shares of Falconbridge. In connection with the proposed Offer, Inco will prepare and file with the U.S. Securities and Exchange Commission (the "SEC") a registration statement containing a share exchange take-over bid circular to be delivered to the shareholders of Falconbridge. Inco will be filing other documents regarding the proposed Offer with the SEC and with Canadian securities regulators. INVESTORS ARE URGED TO READ CAREFULLY THE SHARE EXCHANGE TAKE-OVER BID CIRCULAR WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents filed with the SEC free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco at 416-361-7511 or from Inco's website, www.inco.com. Filings made by Inco with Canadian regulatory authorities are available at www.sedar.com or from Inco's website, www.inco.com.

"Cautionary note to U.S. investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this presentation, such as "measured", "indicated", and "inferred" "mineral resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 10-K for the year ended December 31, 2004, File No. 1-1143, which may be secured from us, or from the SEC's website at www.sec.gov/edgar.shtml". All website references herein are inactive textual references, and the contents of websites are not part of this document. "This presentation includes certain exploration results. These results and any related mineral reserve estimates, as were included in Inco Limited's 2004 Annual Report to Shareholders and as may be included in our 2005 Annual Report to Shareholders, utilize certain definitions, including "mineral reserve", "proven mineral reserve", "probable mineral reserve", "mineral resource", "indicated" , "measured" and "inferred" mineral resource, in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council. Nicholas Sheard, Vice President, Exploration, Olivier Tavchandjian, Principal Geologist, Mineral Reserves and Mineral Resources, and Lawrence Cochrane, Director, Mines Exploration, each is an employee of Inco and as a "qualified person" (as defined in National Instrument 43-101, "Standards of Disclosure for Mineral Projects") has supervised the preparation of such estimates as of December 31, 2004 and exploration results, and either directly or indirectly through employees of Inco reporting directly to him, has conducted a comprehensive review and confirmation of the application of the detailed procedures, systems and processes developed and implemented to verify such data. For details relating to key assumptions, parameters, and methods used to estimate our mineral reserves and resources, as well as a general discussion of relevant factors, reference is made to our 2004 Annual Report to Shareholders". Information in this presentation on mineral reserve estimates for Falconbridge Limited and its predecessors are derived from the 2004 Annual Reports to Shareholders of Noranda Inc. and Falconbridge Limited.

Agenda Introduction Financial Highlights Combined Company Profile Operational Strength & Synergies Market Outlook Compelling Value Proposition

Introduction Creation of a World-Class Metals and Mining Company

Acquisition Highlights Global leader in nickel; leading copper company Geographically diversified Outstanding nickel and copper growth prospects Strong cash flow; financial strength to grow $350 million annual synergies by the end of 2007 identified to date Immediately significantly accretive Enhanced share liquidity

Transaction Summary Structure: Friendly takeover offer recommended by both Inco and Falconbridge boards Consideration: Per Falconbridge Share: Aggregate: Cdn$34(1) Assuming proration Cdn$7.50 + 0.524 Inco share Cash: Cdn$2.87 billion Stock: 200.7 million shares Ownership(2): Inco 54% / Falconbridge 46% Name of company: Inco Limited, headquartered in Toronto Based on Inco's share price of $42.83 on October 10, 2005 and 0.6713 of an Inco share Fully-diluted basis

Key terms of support agreement: Deal protections for Inco Structure Once minimum two-thirds tendered, move to a transaction to own 100% of Falconbridge and combine operations of Inco and Falconbridge Only two-thirds vote of Falconbridge shares (Inco can vote all shares tendered to it) required for this second stage Inco responsible for regulatory clearances Falconbridge Board and management recommend/fully support Inco Offer to Falconbridge shareholders

Key terms of support agreement: Deal protections for Inco As part of negotiations on price to be paid for Falconbridge shares, Falconbridge Board and management agreed upon certain deal support terms, including the following: Falconbridge Board, management and other representatives not free to solicit or encourage other offers or take other action to interfere with success of Inco Offer Falconbridge can only withdraw support for Inco Offer if its Board, in exercising its fiduciary duties, has received an unsolicited offer for all Falconbridge shares meeting a number of requirements (including being fully financed, not subject to undue delay, offer being available to all shareholders in the U.S. and Canada), and has determined that such offer would result in a more favourable transaction to Falconbridge shareholders financially (Superior Proposal)

Key terms of support agreement: Deal protections for Inco As part of negotiations on price to be paid for Falconbridge shares, Falconbridge Board and management agreed upon certain deal support terms, including the following: Inco has a right to match any Superior Proposal, in which event Falconbridge will continue to support Inco Offer (as revised) Break-Up Fee to Inco of U.S. $320 million (in line with percentage for such fees in Canada based upon size of transaction) if Superior Proposal is made and is completed and in certain other events (reduced expenses fee in other specific circumstances) Falconbridge has limited rights to terminate

Integration delivers opportunities Optimization of infrastructure and significant capital cost avoidance Clearly improved optionality for project development, sequencing and risk reduction Logistics and procurement optimization Access to best practices and technologies Tax benefits Access to broader knowledge base Expected benefits of $350 million annually; NPV ~$2.5 billion or Cdn$8/share of new Inco

Offer value proposition Indicative Offer Price Cdn$34/share(1) + Cdn$8/share in synergies + Cdn$4/share Upside potential for Inco Shareholders + Cdn$4/share Upside potential for FAL Shareholders Falconbridge shareholders to receive Cdn$7.50/share + 46% of new Inco Based on Inco's stock price of $42.83 as at October 10, 2005 and 0.6713 of an Inco share

Indicative summary proforma balance sheet
June 30, 2005

US$ billions	New Inco Pro Forma
Cash and cash equivalents	$ 1.7
Other current assets	4.3
	6.0
Property, plants and equipment and other assets	25.4
	$ 31.4
Current liabilities	$ 3.0
Long-term debt	7.6
Deferred taxes	4.0
Other long-term liabilities	2.3
Minority interest	1.1
Shareholders' equity	13.4
	$ 31.4

1. Figures are indicative only, based on Inco and Falconbridge Balance Sheets as at June 30, 2005 adjusted only for
   a) offer by Inco of C$34.00 per Falconbridge share to a maximum cash portion of C$2.87 billion (bank financing) and based on Inco share price October 10, 2005;
   b) redemption of Junior Preference shares that contain change of control provisions;
   c) Falconbridge debt repayments of about $1 billion in the third quarter 2005.

The proforma financial statements may not be indicative of results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results that may be obtained in the future.

FALCONBRIDGE

INCO

World-class, metals and mining company 1st Qtr 2nd Qtr BHP 9000 Rio 8380 Anglo 8090 CVRD 7934 New Inco 3960 350 4310 Alcoa 3625 Norilsk 3157 Xstrata 3100 Phelps Dodge 2729 Alcan 2548 Grupo Mexico 2524 Falco 2268 Freeport 2105 Teck Cominco 1773 Inco 1692 Antofagasta 1436 Amplats 1038 Impala 753 Proforma 2005E EBITDA (1) Earnings before interest, taxes, depreciation and amortization based on First Call consensus median estimates US$Bn 15.0 13.5 Proforma Cash flow (H1, 2005): $1.25 billion

Potential for multiple expansion 1 Total Enterprise Value ("TEV") is equal to the market capitalization as at October 7, 2005 plus net debt, minority interest and preferred shares. Source: Bloomberg, First Call. 2 Tier 1 Average includes the following companies: BHP Billiton, Rio Tinto and Anglo American. Tier 2 Average includes the following companies: Xstrata, Phelps Dodge, Falconbridge, Teck Cominco and Inco. Indicative value - P/CF figures are estimates only. Total Enterprise Value vs. P/CF (2006E)1,4

Acquisition will enhance shareholder value of both companies Falconbridge Board of Directors endorsed this transaction Premium provides immediate value to Falconbridge's shareholders Falconbridge shareholders will have significant ownership in new Inco with an exciting future Significant additional shareholder value "unlocked" through unique synergies Continues positive momentum for both Inco and Falconbridge shareholders

High transaction certainty Compelling business proposition Addressed upfront clearance requirements Conditions to offer are limited Two-thirds of Falconbridge shares must tender Regulatory and other clearances Other standard conditions No litigation to prevent deal No material adverse change in Falconbridge Strong support agreement Inco right to match any other offer Break fee of ~Cdn$1.00/share (US$320 million) Definitive agreement - no vote by Inco shareholders Desire and need versus certainty Shareholder base has always wanted to see this deal Inco Board evaluated this very carefully in coming to its decision on this possible condition to our offer

Reduction in risk profile Takes advantage of size Enhanced financial resources Easier to finance growth projects Enhances ability to proceed with growth projects in parallel Easier to attract and retain key people needed to implement strategy of combined company

Transaction timeline October 11 Public announcement of transaction Mailing of circular to Falconbridge shareholders Completion of tender offer Conditional on 2/3 acceptances by Falconbridge shareholders Subject to applicable governmental and regulatory approvals Expected closing Q1 2006 Early 2006 Late October

Governance/management of new Inco Four Falconbridge directors will join Inco's Board of Directors EVP Integration Ron Aelick Chairman & CEO Scott Hand President Derek Pannell EVP Marketing Peter Goudie EVP, Strategy & Corporate Development Aaron Regent EVP Nickel Operations Logan Kruger EVP Copper & Other Metals Operations Peter Kukielski EVP & CFO Steve Douglas

Financial Highlights

1st Qtr 2nd Qtr BHP 50000 Rio 44000 Anglo 43500 CVRD 42000 Alcoa 27800 New Inco 24383 Alcan 18189 Xstrata 17565 Norilsk 15274 Falco 13335 Amplats 12549 Phelps Dodge 12368 Inco 11048 Freeport 11132 Teck Cominco 8753 Grupo Mexico 7285 Impala 6229 Antofagasta 5412 Proforma enterprise value (1) "Enterprise value" means the market capitalization as of October 7, 2005 plus most recently publicly reported net debt Sum of standalone enterprise values based on October 7, 2005 closing prices and net debt as of June 30, 2005. Indicative values only, as at October 7, 2005. Future values could change. World-class, metals and mining company (2) US$Bn 103.6 57.5 55.4 47.1 110.0

Financial strength and flexibility to invest in growth Fully committed financing for cash portion of transaction Pro-forma information for six months ended June 30, 2005, before synergies Liquidity* ($ billions) H1 05 05(e) East 513 1252 Cash flow from operations** ($ millions) * Cash less debt due within one year at June 30, 2005; undrawn credit facility capacity: $750 million ** After changes in working capital; pro forma working capital increased by $352 million in the period New Inco Inco H1 05 05(e) East 1060 1574 Inco New Inco

Immediate significant accretion* Cash flow Earnings significantly accretive year one neutral year one, significantly accretive year two Net asset value accretive New Inco * Based on current First Call consensus mean estimates

Tremendous financial resources Substantial cash flow and EBITDA Longer term: should result in lower cost of capital Focus will remain on maintaining our investment grade ratings Sustainable dividend consistent with capital and growth requirements

Combined Company Profile

? ? ? A larger and more diversified company Leading nickel position Excellent copper position World-class operations Enviable reserves and growth prospects Great, global marketing position ? ? ? ? Existing Operation Development Project Existing Operation Development Project Nickel Copper ? ? Falconbridge Existing Operation Development Project Nickel Inco Zinc ? Existing Operation ? Development Project Aluminum ? Existing Operation ? ? ? ? ? ? ? ? ? ? ? ? ? ? ? ?

Primary East 0.83 Diversified business profile Nickel Copper Aluminum Zinc Precious Metals Other Cobalt East 0.48 0.34 0.09 0.04 0.02 0.03 0.005 Aluminum Nickel Copper Precious Metals 2% Zinc Cobalt & Other 3% Inco Copper 83% Precious Metals Nickel 9% 5% Other 2% Cobalt 1% Pro Forma New Inco Falconbridge Copper Aluminum Nickel Other 2% Zinc 50% 26% 14% 6% 2005(e) revenue Cobalt 2% Primary East 0.26

Nickel Diversified, fully-integrated operations Falcondo Manitoba INO - Montcalm INO - Raglan INO - Sudbury Sudbury PT Inco Falconbridge operation Inco operation Falconbridge development property Inco development property ? ? ? ? ? ? Koniambo Goro Voisey's Bay Kabanga Clydach Terrific cost position and ability to grow Inco TNC Korea Nickel Taiwan Nickel Shenyang Kunshan Dalian

1st Qtr New Inco* 735 Norilsk 529 Inco 485 BHP Billiton 335 Falco 250 Jinchuan 90 Nickel Creating the leading nickel producer 2005(e) Nickel Production (millions of pounds) * Inco and Falconbridge combined Source: Inco; Latest published information from Company reports Standalone Standalone

Nickel Expected to climb by 35% by 2009 PT Inco Manitoba Ontario Voisey's Bay Goro External Feed (millions of pounds of nickel) 05(e) 06(e) 07(e) 08(e) 09(e) EX 78 MD 82 72 65 65 65 PTI 160 165 170 185 200 OD 165 195 201 225 225 VB 110 135 130 130 Goro 0 9 90 115 Falco 250 250 250 250 250 790 830 945 985 735 Source Falconbridge

Horne Collahuasi Altonorte Lomas Bayas Antamina Sudbury CCR Kidd Creek Falconbridge operation Inco operation Falconbridge development project Frieda River El Morro El Pachon Copper: Leading, low-cost producer with great growth prospects

Copper Potential to double production by 2011 New Inco (Millions of pounds of copper) 05(e) 11(e) East 250 360 West 1080 2240 North 95% growth 1,330 2,600 Falconbridge Falconbridge Inco

Impressive nickel and copper growth pipeline


Nickel Development
Copper Development
Voisey's Bay
Pomalaa
Goro
Koniambo
El Pachón
El Morro
Frieda River
Kabanga
Greenfield Projects
2005
2006
2007
2008
2009
2010
Beyond 2010
Brownfield Projects
Bahodopi
Raglan Expansion
1-D Lower
Nickel Rim
Goro Expansion
Collahuasi Moly Recovery
Collahuasi Expansion
Lomas Bayas Expansion
Pomalaa Expansion
Sorowako Limonite
Sudbury Expansion
Fraser Morgan
Kelly Lake
Montcalm
Onaping
Totten

INCO

FALCONBRIDGE

Falconbridge brings attractive aluminum and zinc assets... .... as well as additional cobalt and PGM production Lady Loretta Perseverance Huntingdon New Madrid St. Ann Salisbury Newport Gramercy Brunswick Lennard Shelf CEZ Zinc existing operation Zinc development project Aluminum operation Kidd Creek Antamina

Operational Strength & Synergies

Nickel Mineral reserve position - competitive advantage 1st Qtr Inco Pro Forma 8.45 Inco 7.1 Norilsk 5.5 BHP Billiton 4.3 Falco 1.35 Estimated contained nickel in mineral reserves1 (millions of tonnes) Standalone Standalone (1) Estimated proven and probable mineral reserves only

Falcondo Manitoba INO - Montcalm INO - Raglan INO - Sudbury Sudbury PT Inco Falconbridge operation Inco operation Falconbridge development property Inco development property ? ? ? ? ? ? Koniambo Goro Voisey's Bay Kabanga Inco TNC Korea Nickel Taiwan Nickel Shenyang Kunshan Clydach Nickel World-class portfolio of existing and greenfield properties Dalian

Proven and probable copper estimated mineral reserves at December 31, 2004 Inco 236 @ 1.20% Cu Falconbridge* 2,679 @ 0.89% Cu (millions of tonnes) Copper Outstanding mineral reserve base * from Noranda's and Falconbridge's 2004 Annual Report to shareholders - assumes 100% ownership of Antamina's and Collahuasi's estimated proven and probable copper mineral reserves and other non-wholly-owned copper projects

Horne Collahuasi Altonorte Lomas Bayas Antamina Sudbury CCR Kidd Creek Falconbridge operation Inco operation Falconbridge development project El Morro El Pachon Frieda River Copper Low-cost, long-life assets and operations

2004 Nickel Production and Brook Hunt C1 Cash Cost by Company (Ex. Norilsk, Jinchuan) Cumulative Production (kt) US $/lb New Inco Note: Brook Hunt 2004 forecasts adjusted to reflect most recent Inco estimates for 2004 production by producer. 2004 actual Currency foreign exchange, fuel and metals prices have been used where available. Note: Production costs are weighted average of company operations for own mine source only - do not include purchased feed. CurveDataPoints COST MineName 0 -1120.778 Bar 1.005869 -1120.778 Minera Atacocha 2.011738 -1120.778 Minera Atacocha 2.011738 0 2.011738 -861.4712 4.344721 -861.4712 Zinifex 6.677704 -861.4712 Zinifex 6.677704 0 6.677704 -792.3552 7.856054 -792.3552 Minera Volcan 9.034405 -792.3552 Minera Volcan 9.034405 0 9.034405 -414.9306 10.49848 -414.9306 Minera Colquisiri 11.96255 -414.9306 Minera Colquisiri 11.96255 0 11.96255 -351.9665 13.89112 -351.9665 Kagara Zinc 15.81968 -351.9665 Kagara Zinc 15.81968 0 15.81968 -322.4792 17.0894 -322.4792 Cia Minera Casapalca 18.35913 -322.4792 Cia Minera Casapalca 18.35913 0 18.35913 -210.8772 30.69473 -210.8772 Agnico-Eagle Mines 43.03034 -210.8772 Agnico-Eagle Mines 43.03034 0 43.03034 -202.284 44.40241 -202.284 Tati Nickel 45.77448 -202.284 Tati Nickel 45.77448 0 45.77448 -185.8727 482.6801 -185.8727 RAO Norilsk 919.5857 -185.8727 RAO Norilsk 919.5857 0 919.5857 -180.7538 919.785 -180.7538 Minera Corona SA 919.9844 -180.7538 Minera Corona SA 919.9844 0 919.9844 -147.9912 930.6324 -147.9912 LionOre Mining Intn. Ltd 941.2804 -147.9912 LionOre Mining Intn. Ltd 941.2804 0 941.2804 -74.11761 945.9812 -74.11761 Omnium Nord Africain 950.682 -74.11761 Omnium Nord Africain 950.682 0 950.682 -68.56827 1068.194 -68.56827 INCO 1185.706 -68.56827 INCO 1185.706 0 1185.706 -61.36083 1197.501 -61.36083 Milpo 1209.295 -61.36083 Milpo 1209.295 0 1209.295 -57.88666 1209.439 -57.88666 Coeur d'Alene Mines 1209.582 -57.88666 Coeur d'Alene Mines 1209.582 0 1209.582 -57.88666 1212.887 -57.88666 Pan American Silver Corp 1216.192 -57.88666 Pan American Silver Corp 1216.192 0 1216.192 -53.68361 1239.979 -53.68361 JSC Kaztsink 1263.765 -53.68361 JSC Kaztsink 1263.765 0 1263.765 -29.74015 1263.768 -29.74015 Nor Peru 1263.771 -29.74015 Nor Peru 1263.771 0 1263.771 -25.44113 1352.649 -25.44113 Newcrest Mining 1441.528 -25.44113 Newcrest Mining 1441.528 0 1441.528 -2.416387 1453.084 -2.416387 Industrias Penoles 1464.639 -2.416387 Industrias Penoles 1464.639 0 1464.639 -1.058527 1477.104 -1.058527 Botswana RST 1489.57 -1.058527 Botswana RST 1489.57 0 1489.57 13.22402 1525.824 13.22402 Northgate Exploration 1562.078 13.22402 Northgate Exploration 1562.078 0 1562.078 14.70965 1584.42 14.70965 Northern Orion 1606.761 14.70965 Northern Orion 1606.761 0 1606.761 14.70965 1685.063 14.70965 Wheaton River Minerals 1763.365 14.70965 Wheaton River Minerals 1763.365 0 1763.365 14.70965 1666.664 14.70965 Miramar Mining 1569.963 14.70965 Miramar Mining 2004 Copper Production and Brook Hunt C1 Cash Costs by Company US ¢/lb Impressive cost position: poised to improve cum prod adjusted C1 Operation production 45.65 0 By-product Ni 45.65 45.65 0 45.65 0.04 49.54 0.04 Nkomati 3.89 49.54 0 49.54 0.77 50.47 0.77 Rio Tuba 0.93 50.47 0 50.47 1.41 70.63 1.41 Tocantins 20.16 70.63 0 70.63 1.42 100.71 1.42 Moa Nickel 30.08 100.71 0 100.71 1.83 118.94 1.83 Loma de Niquel 18.23 118.94 0 118.94 1.86 130.38 1.86 Cosmos 11.44 130.38 0 130.38 1.9 132.49 1.9 Aguablanca 2.11 132.49 0 132.49 2.07 133.4 2.07 Radio Hill 0.91 133.4 0 133.4 2.35 163.4 2.35 Punta Gorda 30 163.4 0 163.4 2.36 170.55 2.36 Bindura Nickel Group 7.15 170.55 0 170.55 2.37 182.07 2.37 Tati Nickel 11.52 182.07 0 182.07 2.46 263.03 2.46 BHP Billiton 80.96 263.03 0 263.03 2.510454762 535.48 2.510454762 NEWCO 272.45 535.48 0 535.48 2.52 541.97 2.52 Codemin (Niquelandia) 6.49 541.97 0 541.97 2.55 650.24 2.55 WMC 108.27 650.24 0 650.24 2.7 658.11 2.7 Lake Johnson Ops 7.87 658.11 0 658.11 2.71 660.32 2.71 Sally Malay 2.21 660.32 0 660.32 2.72 668.26 2.72 Cawse 7.94 668.26 0 668.26 2.94 673.6 2.94 Fortaleza 5.34 673.6 0 673.6 2.95 683.51 2.95 Silver Swan 9.91 683.51 0 683.51 2.96 712.51 2.96 Murrin Murrin 29 712.51 0 712.51 3.16 772.51 3.16 SLN - Doniambo 60 772.51 0 772.51 3.48 780.56 3.48 PT Aneka - Pomaala 8.05 780.56 0 780.56 3.51 793.06 3.51 Nicaro 12.5 793.06 0 793.06 3.65 811.56 3.65 Larco - Larymna 18.5 811.56 0 811.56 3.68 824.46 3.68 Selebi-Phikwe 12.9 824.46 0 824.46 3.75 837.15 3.75 Nippon Yakin - Oheyama 12.69 837.15 0 837.15 3.91 858.85 3.91 Sumitomo - Hyuga 21.7 858.85 0 858.85 4.12 895.85 4.12 Pamco - Hachinohe 37 Falconbridge Inco New Inco at lower half of cost curve for both nickel and copper on a relative basis, before achieving synergies from transaction

Excellent cash flow generation Stronger, more diverse economic and geographic platform Lady Loretta Perseverance Huntingdon New Madrid St. Ann Salisbury Newport Gramercy Brunswick Lennard Shelf CEZ Zinc existing operation Zinc development project Aluminum operation Kidd Creek Antamina A leading cobalt producer; world's third largest producer of zinc; supplying 10% of U.S. demand for aluminum

$350 million of annual synergies identified Synergies at operating and corporate levels Significant contribution to 2006 Over 70% run rate achieved by Q1/07 Synergies unique to our two companies Estimated NPV of synergies > $2.5 billion after tax, or Cdn$8 per Falconbridge share Best use of Sudbury processing facilities ? increased nickel, copper, cobalt and PGM production Accelerated mine development in Sudbury ? more jobs and investment in medium and longer term; some necessary short-term rationalization Integration and planning well advanced with dedicated integration teams

Will have processing facilities around the world - with ability to enhance efficiencies Annual pre-tax synergies at run rate of $350 million by year-end 2007 - with over 75% achieved by end of Q1/07 70% operational synergies - $240 million 30% overhead synergies - $110 million Synergies unique to Inco & Falconbridge

Operational Synergies Feed flow optimization Cost and other improvements Maximizing throughput $120 90 30 $240 million Operational synergies $240 million annual pre-tax run rate by end of 2007

Inco's Coleman/ McCreedy East Mine - higher copper and PGM content feeder causes variability in Inco's mill Falconbridge's Mill Inco's Mill Falconbridge's Thayer-Lindsley Mine nickel content consistent with other mines in area Freight $3.30 per tonne 400 k tonnes/year ore 1,800 k tonnes/year ore Results Save on freight cost Sudbury Basin Feed flow optimization means mixing and matching Falconbridge processing facilities with Inco feeds - and vice versa Before After After Reduce feed variability Improve mill recoveries (example above over $7 million per year)

Feed flow optimization Horne Collahuasi Lomas Bayas Antamina CCR Kidd Creek Inco Sudbury Before After Reconfigure Clarabelle mill processing circuit to produce copper concentrate to feed Falconbridge's Kidd Creek smelter Benefits to new Inco: Increases nickel smelting capacity and nickel production while avoiding capital expenditures that would otherwise be required Reduces working capital Reduces freight charges

Cost and other improvements - estimated $90 million a year Creation of more efficient, productive and competitive operations in Sudbury Streamline procurement practices and gain economies of scale One-time working capital reduction Rationalize Sudbury support and services group by 100-to-150, many may be possible through attrition

Maximizing throughput - matching assets to processes and feeds km 5 0 Inco's Coleman/ McCreedy East Mine Economics of Falconbridge's Fraser Morgan Mine significantly improved due to proximity to and ability to share infrastructure with Inco's Coleman/McCreedy East Mine Coleman/McCreedy East could avoid $15 million of capital by using Falconbridge's ventilation system Sudbury Basin Falconbridge's Fraser Morgan Mine Inco's Coleman/ McCreedy East Mine Falconbridge's Fraser Morgan Mine Inco road Falconbridge road Falconbridge's Strathcona Mill

Market Outlook

000s tonnes Stock Movements Consumption 1998 45622 1999 42237 2000 59932 2001 78151 10000 2002 5000 99293 2003 132700 10000 2004 10000 161000 2005f 194000 Chinese Nickel Demand and Consumption Growth Consumption Demand 42% 42% 30% 39% 27% 4% 36% 52% 22% China remains key driver of global growth and higher nickel consumption 6% 2004 2005f Demand 151 194+ Consumption 161 194+ Stock Change -10 0 No hidden demand, low inventories, destocking cannot recur 20%+ 28%+ Industrial Production 11.4% 9.9% 12.6% 17.0% 16.7%e 15.0%

China also driving copper consumption Intensity of Copper Consumption - 2004 3.0 million MT copper consumed 0 10 20 30 40 50 70 China Japan S. Korea Taiwan Per Capita Cu Consumption (lbs) 7X 11X 60 3X

Excellent market fundamentals for both nickel and copper expected to continue Source: Brook Hunt Copper Demand 5,000 10,000 15,000 20,000 25,000 1970 1975 1980 1985 1990 1995 2000 2005 2010 2015 Growth 70-'79 = 3.1% p.a. Growth '90-'04 = 3.1% p.a. (000s MT) Copper demand projected to increase by 3.9% per annum between 2005 and 2015 5,000 10,000 15,000 20,000 25,000 1970 1975 1980 1985 1990 1995 2000 2005 2010 2015 Growth '80-'89 = 2.1% p.a. Growth '05-'15 = 3.9% p.a. (forecast) (000s MT) 400 800 1,200 1,600 2,000 1970 1975 1980 1985 1990 1995 2000 2005 2010 2015 Growth '70-'79 = 3.4% p.a. Growth '92-'04 = 4.0% p.a. Growth 80-'89 = 3.3% p.a. Growth '05-'15 = 5% p.a. (forecast) (000s MT) Nickel Demand 400 800 1,200 1,600 2,000 1970 1975 1980 1985 1990 1995 2000 2005 2010 2015 (000s MT) Nickel demand projected to grow by 5% per annum between 2005 and 2015

New Capacity is Constrained Changed industry dynamics Low price cycle resulted in dramatic reduction of capital available to mining sector Led to underinvestment in production capacity and exploration, resulting in current price environment Increased consolidation and company diversification Allows for greater internal competition for resources and ability to curtail production Substantial barriers in place Industry operating at capacity Increased size and scale of next generation of projects Higher complexity of new technology and processes Longer lead times due to more extensive permitting requirements Higher expectations from local communities and government Procurement lead times extended; labour shortages

Compelling Value Proposition

A compelling transaction New Inco: Will be leading nickel producer Excellent position in copper Solid operating foundations and marketing network that extends to over 40 countries Strong financial position Exceptional management team Experienced and committed employee base

Clear, focused integration plan Friendly transaction Comprehensive mutual due diligence completed Integration planning well advanced with dedicated execution team Keep focus on best practices and maximizing performance of existing core business Build a new Inco from best of both worlds: swiftly, surely and strategically Continued value creation for our shareholders

Next steps Regulatory clearances needed from authorities in Canada, US and European Union - expect to be completed in three months Inco prepared to divest Falconbridge's Nikkelverk refinery and certain related marketing organizations to expedite approval process, as a post-transaction event Divestiture, if required, could happen through sale, IPO or distribution of shares to new Inco holders in company formed to own and operate assets If required, Inco would provide refinery - on an arms-length basis - with intermediate product to meet forecast needs

Acquisition will enhance shareholder value of both companies Falconbridge Board of Directors endorsed this transaction Provides immediate value to Falconbridge's shareholders in the form of a premium Falconbridge shareholders will have significant ownership in the new Inco with an exciting future Significant additional shareholder value "unlocked" through unique synergies Continues positive momentum for both Inco and Falconbridge shareholders

Inco will be the metals and mining company of choice for both investors and employees Enhancing our ability to attract best and brightest in our industry